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               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                        SCHEDULE 13D/A
           Under the Securities Exchange Act of 1934

                      (Amendment No. 24)


                       Alexander's, Inc.
                       (Name of Issuer)


            Common Stock, par value $1.00 per share
                (Title of Class of Securities)


                           014752109
                        (CUSIP Number)


                        Mr. Steven Roth
                     Interstate Properties
                         Park 80 West
                           Plaza II
                Saddle Brook, New Jersey  07662
                       (201) 587-1000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           Copy to:

                      Janet T. Geldzahler
                      Sullivan & Cromwell
                       125 Broad Street
                   New York, New York  10004
                        (212) 558-3869

                       March 2, 1995
    (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with this statement [ ].

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- --------------------
CUSIP NO. 014752109
- --------------------
- ------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Interstate Properties
            22-1858622
- ------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)  [X]

                                             (b)  [ ]
- ------------------------------------------------------------
 3.  SEC USE ONLY

- ------------------------------------------------------------
 4.  SOURCE OF FUNDS
     N/A
- ------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                  [  ]
- ------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
- ------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         1,354,568
    SHARES     ----------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          0
    EACH       ----------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           1,354,568
    WITH       ----------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
- ------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,821,136 (includes 1,466,568 shares held by Vornado Realty
     Trust)

- ------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                  [  ]
- ------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          56.4%
- ------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

          PN

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          This Amendment No. 24 amends the Schedule 13D

Statement originally filed by Interstate Properties ("Interstate")

on September 26, 1980 with respect to the Common Stock, par value $1.00 per share (the "Shares") of Alexander's, Inc., a Delaware corporation

(the "Company").


Item 5.   Interest in Securities of the Issuer.

          (a) - (b) Interstate owns 1,354,568 Shares (27.1% of

the 5,000,850 Shares reported by the Company as outstanding as of November 4, 1994 in its Quarterly Report on Form 10-Q for

the three months ended September 30, 1994).  Interstate has

sole voting and dispositive power with respect to such Shares.

While Interstate may be deemed to be a group with Vornado Realty

Trust, a Maryland real estate investment ("Vornado") which

Interstate owns 31% of, and thus to beneficially own all shares held by Vornado (1,466,568 Shares or 29.3%), Interstate does not have sole or shared voting or dispositive power with respect to such Shares.

Including the Shares Vornado beneficially owns, Interstate would own

2,821,136 Shares (56.4%).  In addition, Mr. Roth, a general partner of

Interstate, owns 9,700 shares, as to which he has sole voting and dispositive power.

          (c)  Other than the purchase by Vornado of 1,353,468 Shares from Citibank, N.A. on March 2, 1995 pursuant to the Stock Purchase

Agreement dated February 6, 1995, there have been no transactions in the Shares effected by Vornado or Interstate or any of the general partners of Interstate in the past sixty days.
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                           SIGNATURE

          After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 3, 1995

                              INTERSTATE PROPERTIES



                              By: /s/ STEVEN ROTH
                                   Steven Roth,
                                   General Partner